UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-42543

ROBIN ENERGY LTD.
(Translation of registrant’s name into English)

223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Reverse Stock Split

The Board of Directors of Robin Energy Ltd. (“Robin Energy” or the “Company”), an international ship-owning company providing energy transportation services globally, has determined to effect a one-for-seventy five (1-for-75) reverse stock split of the Company’s common shares, par value $0.001 per share.

Subject to the requisite approval of The Nasdaq Stock Market (“Nasdaq”), the reverse stock split is expected to take effect on or about November 24, 2026 and the Company’s common shares are expected to begin trading on a split-adjusted basis on Nasdaq as of the opening of trading on or about November 24, 2026, under the existing ticker symbol “RBNE”.

On November 6, 2026, the Company obtained approval by written consent of shareholders authorizing its board of directors to implement one or more reverse stock splits at ratios ranging from one-for-two to one-for-seventy five, subject to an aggregate limit of one-for-seventy five inclusive, prior to the Company’s annual meeting of shareholders in 2030. The authorization provides the Company with flexibility to maintain compliance with Nasdaq’s continued listing requirements, including the minimum bid price requirement, and potentially enhance investor interest and trading liquidity through a higher share price. The Board of Directors approved the one-for-seventy five (1-for-75) reverse stock split pursuant to this authorization.

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The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 (Reg. No. 333-286726 and Reg. No. 333-288459).

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Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including those related to our reverse stock split. We are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.

Forward-looking statements are subject to risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future and/or are beyond our control or precise estimate. Such risks, uncertainties and other factors include, but are not limited to, uncertainties related to market conditions, as well as those factors discussed under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2025 and our other filings with the SEC, which can be obtained free of charge on the SEC’s website at http://www.sec.gov. Except to the extent required by applicable law, we disclaim any intention or obligation to update publicly or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROBIN ENERGY LTD.
Dated: November 9, 2026
	By:	/s/ Petros Panagiotidis
Petros Panagiotidis
Chairman and Chief Executive Officer